December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (816) 983-1297

Mr. Michael R. Haverty
Chief Executive Officer
Kansas City Southern
427 West 12th Street
Kansas City, MO 64105

> **Re:** **Kansas City Southern**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 001-04717**

Dear Mr. Haverty:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While we note your response to prior comment 6, please confirm that you will disclose in future filings where actual payments fall within targeted parameters.

2. While we note your response to prior comment 9, we re-issue the prior comment. Specifically, please address whether there were specific targets for business unit and individual performance. If not, please so state. If so, please disclose the targets for 2006 and post-2006, to the extent known. If you believe that disclosure of the goals is not required because it would result in competitive harm such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please refer to prior comment 9 for additional guidance, as appropriate.

3. While we note your response to our prior comment 10, we re-issue the prior comment. In future filings, please disclose the rationale for setting your payment

and benefits at the current levels. In so doing, disclose why you believe that the current levels are appropriate and consistent with your compensation objectives.

4. While we note your response to our prior comment 12, please confirm that your future disclosure will provide a more detailed analysis of how and why the compensation of Mr. Haverty and Mr. Shoener differs so widely from that of the other named executives. Please also confirm that you will provide analysis on an individualized basis to the extent that the policies or decisions relating to Mr. Haverty and/or Mr. Shoener are materially different than the other named executive officers.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor